Exhibit 99.1
E-House Reports Fourth Quarter and Full Year 2010 Results and Declares Cash Dividend
SHANGHAI, China, March 10, 2011 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter and full year ended December 31, 2010.
Fourth Quarter 2010 Financial and Operating Highlights
•
Total gross floor area (“GFA”) of new properties sold increased by 15% year-on-year to 4.2 million square meters. Total value of new properties sold increased by 49% year-on-year to RMB40.6 billion ($6.1 billion)[1].

•	Total revenues increased by 7% year-on-year to $125.2 million.

•	Non-GAAP[2] income from operations decreased by 22% year-on-year to $36.8 million.

•	Non-GAAP net income attributable to E-House shareholders decreased by 39% year-on-year to $20.9 million, or $0.25 per diluted American depositary share (“ADS”).
Full Year 2010 Financial and Operating Highlights
•
Total GFA of new properties sold was 11.9 million square meters for full year 2010, an increase of 8% from 2009. Total value of new properties sold was RMB106.2 billion ($15.8 billion) for full year 2010, an increase of 22% from 2009.

•
Total revenues were $356.5 million for full year 2010, an increase of 19% from 2009, including $66.8 million contributed by CRIC’s online segment. The remaining revenues were $289.7 million, an increase of 1% from 2009 on the same basis.

•
Non-GAAP net income was $93.9 million for full year 2010, a decrease of 16% from 2009. Non-GAAP net income includes $12.6 million attributable to CRIC’s online segment, while the remaining non-GAAP net income decreased by 23% to $81.3 million.

•	Non-GAAP net income attributable to E-House shareholders was $65.8 million, or $0.80 per diluted ADS for full year 2010, a decrease of 36% from 2009.
“China’s real estate industry experienced a volatile year in 2010,” said Mr. Xin Zhou, E-House’s executive chairman. “Amid repeated actions by the government to discourage real estate purchases, market transaction volume experienced substantial swings. In light of this environment, E-House was able to achieve higher transaction volume, build up a strong project pipeline and strengthen and establish strategic relationships with many leading developers including Evergrande, Vanke, Star River, Greentown, Country Garden, Glorious Property, Gemdale and COFCO. At the same time, CRIC’s information and consulting business continued to grow and solidify its leading position in the industry. CRIC’s online business, in its first full year under our management, achieved substantial gains in market share and strong revenue growth.”

[1]
This press release contains translations of certain RMB amounts into U.S. dollar amounts solely for the convenience of the reader. The RMB amounts were translated into U.S. dollar amounts at a rate of RMB6.6727 to US$1.00, which is the average central parity rate announced by the People’s Bank of China for the fourth quarter of 2010.

[2]
E-House uses in this press release the following non-GAAP financial measures: (1) net income attributable to E-House shareholders, (2) net income, (3) income from operations and (4) net income per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, gain relating to the acquisition of the Company’s online real estate services segment and gain from settlement of pre-existing relationship resulting from business acquisition. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Mr. Zhou continued, “In late January, the PRC State Council announced further tightening measures aimed at discouraging real estate purchases. These included, among others, mandating all major cities to impose temporary restrictions on the number of residential units that residents and non-residents are allowed to own and purchase and raising the required downpayment for second home purchases to 60%. As of now, various local governments are still in the process of announcing their own implementation rules to comply with the State Council notice. We believe that these measures, coupled with continued tightening of the overall monetary policy by China’s central bank, will likely have a substantial and negative impact on real estate market sentiment and transaction volume. Furthermore, such poor sentiment and low transaction volume could last a substantial period of time, given the government’s repeatedly stated commitment to curb rapid home price increases.”
Mr. Zhou concluded, “Despite the above, we believe E-House is well positioned to take advantage of the market downturn and turn it into a growth opportunity. We have the strongest project pipeline in our history with signed projects totaling more than 100 million square meters. We have established strategic relationships with leading developers, many of whom are committed to achieving volume growth this year through aggressive marketing and attractive pricing. Our information and consulting business is better able to cope with short-term market weakness. Our online business is poised for further gain in market share and revenue growth this year. Despite the current poor market conditions, we remain confident in the long-term growth prospects of China’s real estate industry as we believe that income growth and urbanization will continue to fuel strong demand by hundreds of millions of Chinese consumers for real estate purchases.”
Mr. Gordon Zang, E-House’s acting chief executive officer, said, “For 2011, we will continue to focus on raising our market share in each of the major cities where we have business operations and strengthening strategic cooperation with our leading clients. In addition, a new focus this year is expansion into tier-three cities, as we believe they will become the most important source of growth for the next decade. In each of our regions, we will have a dedicated team of experienced managers in charge of tier-three city expansion, with specific performance targets and associated incentives. Over the next three years, we aim to cover more than 200 cities in China.”
Mr. Li-Lan Cheng, E-House’s chief financial officer, said, “In 2010, we achieved higher transaction volume, average selling price and transaction value of new homes sold, but this was offset by a lower average commission rate. For 2011, we aim to continue growth in total transaction volume. However, as the government’s restrictive measures are likely to have a bigger impact on transaction volume in tier-one cities, where average selling price is high, and developers may cut prices to spur sales volume, our average selling price may be negatively impacted. Moreover, given that our largest clients have most of their projects in tier-two and tier-three cities, where volume may be less impacted, and that we charge lower commissions to our largest clients, our average commission rate may continue to be under pressure due to a shift in our volume mix as a result of an uneven impact of government measures across regions and different types of projects. However, we have been proactive in adjusting our compensation and other cost structures in anticipation of the changing environment and are confident that we can maintain a healthy profit margin for our agency business.”
Financial Results for the Fourth Quarter and Full Year 2010
Revenues
Fourth quarter total revenues were $125.2 million, an increase of 7% from $117.1 million for the same quarter of 2009. For full year 2010, total revenues were $356.5 million, an increase of 19% from $299.5 million for 2009. Total revenues for full year 2010 included $66.8 million attributable to CRIC’s online segment, while the remaining revenues were $289.7 million, an increase of 1% from $285.7 million for full year 2009 on the same basis.

Primary Real Estate Agency Services
Fourth quarter revenues from primary real estate agency services were $59.6 million, a decrease of 9% from $65.2 million for the same quarter of 2009. This decrease was mainly due to a decrease in average commission rate from 1.6% for the fourth quarter of 2009 to 1.0% for the same quarter of 2010, partially offset by a 15% increase in total GFA of new properties sold, contributing to a 49% increase in total transaction value of new properties sold. (See “Selected Operating Data” below for more details on total GFA and transaction value of new properties sold.) For full year 2010, revenues from primary real estate agency services were $173.1 million, a decrease of 5% from $183.2 million for 2009. This decrease was mainly due to a decrease in average commission rate from 1.4% for 2009 to 1.1% for 2010.
Secondary Real Estate Brokerage Services
Fourth quarter revenues from secondary real estate brokerage services were $6.8 million, a decrease of 50% from $13.7 million for the same quarter of 2009. This decrease was mainly due to lower total secondary real estate transaction volume following the announcements of cooling-off measures by the government in September 2010, while the fourth quarter of 2009 had been a period of highly active real estate transactions in anticipation of the year-end expiration of certain tax breaks related to real estate transactions. For full year 2010, revenues from secondary real estate brokerage services were $20.9 million, a decrease of 27% from $28.4 million for 2009. Full year 2010 revenues were negatively impacted by lower secondary real estate transaction volume as a result of government policies to discourage real estate transactions. As of December 31, 2010, E-House had a total of 133 secondary real estate brokerage stores in eight cities in China, compared to 109 stores as of December 31, 2009 and 133 as of September 30, 2010.
Revenues from China Real Estate Information Corporation (“CRIC”)
CRIC, a subsidiary of E-House, provides real estate information, consulting and online services in China. Fourth quarter revenues from CRIC were $58.0 million, an increase of 53% from $38.0 million for the same quarter of 2009. This was mainly attributable to (1) a 36% year-on-year increase from $19.5 million to $26.5 million in revenues from real estate information and consulting services, primarily due to an increased number of subscribers to the CRIC database, more demand for CRIC’s customized real estate reports and growth in project-based consulting services and (2) an 82% year-on-year increase from $13.8 million to $25.2 million in revenues from CRIC’s online segment, mainly due to substantial gains in market share in all major cities after CRIC acquired its online business in October 2009.
For full year 2010, revenues from CRIC were $159.8 million, an increase of 84% from $86.9 million for 2009. Total revenues for full year 2010 included $66.8 million attributable to CRIC’s online segment, while the remaining revenues were $93.0 million, an increase of 27% from $73.1 million for the same period of 2009 on the same basis. The increases were primarily due to an increased number of subscribers to the CRIC database and more demand for the Company’s customized real estate reports.
Cost of Revenues
Fourth quarter cost of revenues was $35.3 million, an increase of 24% from $28.5 million for the same quarter of 2009, primarily due to higher editorial cost for the Company’s online segment in line with the expanded coverage of its website, additional costs associated with CRIC’s launch of new real estate channels on Baidu, costs associated with the real estate promotional event service provider acquired in the second quarter of 2010 and salaries for additional sales staff in the primary real estate agency service segment.
For full year 2010, cost of revenues was $104.8 million, an increase of 49% from $70.3 million for 2009. Cost of revenues for full year 2010 included $26.4 million attributable to CRIC’s online segment, while the remaining cost of revenues was $78.4 million, an increase of 20% from $65.4 million for full year 2009 on the same basis. The increases were mainly due to higher salaries paid for the Company’s sales staff in the primary real estate agency service segment and costs associated with the real estate promotional event service provider the Company acquired in the second quarter of 2010.

Selling, General and Administrative (“SG&A”) Expenses
Fourth quarter SG&A expenses were $65.4 million, an increase of 24% from $52.7 million for the same quarter of 2009, primarily due to increases in (1) salary and marketing expenses for the Company’s online business associated with additional sales and administrative staff and the launch of real estate channels on Baidu, (2) salary, bonus, travel, administrative and other office expenses associated with the expansion of the real estate information and consulting segment and (3) share-based compensation expenses, partially offset by decreases in bonus accruals for the Company’s primary real estate agency service segment.
For full year 2010, SG&A expenses were $198.4 million, an increase of 58% from $125.7 million for 2009. SG&A expenses for full year 2010 included $54.7 million attributable to CRIC’s online segment, while the remaining SG&A expenses were $143.7 million, an increase of 26% from $114.3 million in 2009 on the same basis. This increase was primarily due to increases in (1) salary, commission, bonus and travel expenses associated with CRIC’s real estate information and consulting service segment and (2) share-based compensation expenses. These increases were partially offset by a decrease in bonus accruals for the Company’s primary real estate agency service segment.
Income from Operations
Fourth quarter income from operations was $24.6 million, a decrease of 35% from $38.0 million for the same quarter of 2009. For full year 2010, income from operations was $53.3 million, a decrease of 50% from $105.6 million for full year 2009. Fourth quarter non-GAAP income from operations was $36.8 million, a decrease of 22% from $47.1 million for the same quarter of 2009. For full year 2010, non-GAAP income from operations was $101.2 million, a decrease of 17% from $121.6 million in 2009. For full year 2010, non-GAAP income from operations included $14.4 million attributable to CRIC’s online segment, while the remaining non-GAAP income from operations was $86.8 million, a decrease of 26% from $116.8 million for 2009 on the same basis.
Net Income
Fourth quarter net income was $17.3 million, a decrease of 69% from $55.4 million for the same quarter of 2009. Fourth quarter non-GAAP net income was $28.8 million, a decrease of 33% from $43.0 million for the same quarter of 2009. For full year 2010, net income was $48.7 million, a decrease of 59% from $117.4 million for 2009. Non-GAAP net income for full year 2010 was $93.9 million, a decrease of 16% from $111.6 million in 2009. Non-GAAP net income for full year 2010 included $12.6 million attributable to CRIC’s online segment, while the remaining non-GAAP net income was $81.3 million, a decrease of 23% from $105.8 million for 2009 on the same basis.
Net Income Attributable to E-House Shareholders
Fourth quarter net income attributable to E-House shareholders was $12.9 million, or $0.16 per diluted ADS, compared to $39.0 million, or $0.49 per diluted ADS, for the same quarter of 2009. Fourth quarter non-GAAP net income attributable to E-House shareholders was $20.9 million, or $0.25 per diluted ADS, compared to $34.1 million, or $0.42 per diluted ADS, for the same quarter of 2009. For full year 2010, net income attributable to E-House shareholders was $36.2 million, or $0.44 per diluted ADS, compared to $100.3 million, or $1.25 per diluted ADS, for 2009. Non-GAAP net income attributable to E-House shareholders for full year 2010 was $65.8 million, or $0.80 per diluted ADS, a decrease of 36% from $102.0 million, or $1.26 per diluted ADS, for 2009.

Cash Flow
As of December 31, 2010, the Company had a cash balance of $543.8 million. Fourth quarter net cash provided by operating activities was $49.2 million. This amount was mainly attributable to non-GAAP net income of $28.8 million and increases in payroll payable by $12.4 million and income tax and other tax payable by $17.6 million, partially offset by an increase in marketable securities by $15.9 million. For full year 2010, cash flow provided by operating activities was $32.5 million. This amount was mainly attributable to non-GAAP net income of $93.9 million, increases in payroll payable by $6.5 million, income tax and other tax payable by $7.6 million and other payable and current liabilities by $16.5 million, partially offset by increases in customer deposit by $51.0 million, accounts receivable by $27.2 million and marketable securities by $15.9 million.
Business Outlook
The Company estimates that its revenues for the first quarter of 2011 will be in the range of $80 million to $82 million, compared to $71.4 million in the same quarter in 2010. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Declaration of Cash Dividend
E-House also announced today that its board of directors has authorized and approved the Company’s payment of a cash dividend of $0.25 per ordinary share ($0.25 per ADS). The cash dividend will be payable on or about April 25, 2011 to shareholders of record as of the close of business on April 6, 2011. Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.
Conference Call Information
E-House’s management will host an earnings conference call on March 10, 2011 at 8 a.m. U.S. Eastern Time (9 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-617-614-3944
Hong Kong:	+852-3002-1672
Mainland China:	+86-10-800-130-0399
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”
A replay of the conference call may be accessed by phone at the following number until March 17, 2011:

International:	+1-617-801-6888
Passcode:	79564560
Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 130 cities. E-House offers a wide range of services to the real estate industry, including primary sales agency, secondary brokerage, information, consulting, advertising, online and investment management services. The real estate information, consulting, advertising and online services are offered through E-House’s majority owned subsidiary, China Real Estate Information Corporation (NASDAQ: CRIC). E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) net income attributable to E-House shareholders, (2) net income, (3) income from operations and (4) net income per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, gain relating to the acquisition of the Company’s online real estate services segment and gain from settlement of pre-existing relationship resulting from business acquisition. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.
E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of E-House’s operating performance from a cash perspective. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. As a result of the acquisition of COHT in the fourth quarter of 2009, E-House has computed its non-GAAP financial measures in this press release by excluding items that previously did not exist or were not material.

A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions are recurring expenses that will continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.
For investor and media inquiries please contact:
In China
Michelle Yuan
Manager, Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 6133-0770
E-mail: liyuan@ehousechina.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: ej@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	December 31,
	2009	2010
ASSETS
Current assets
Cash and cash equivalents	548,062	543,818
Restricted cash	8,057	6,985
Marketable securities	—	16,564
Customer deposits	38,958	90,617
Unbilled accounts receivable, net	120,020	138,013
Accounts receivable, net	33,452	36,101
Properties held for sale	3,065	4,458
Advance payment for properties	8,108	—
Deferred tax assets	13,337	17,285
Prepaid expenses and other current assets	18,698	23,694
Amounts due from related parties	1,042	19

Total current assets	792,799	877,554
Property and equipment, net	16,219	21,303
Intangible assets, net	202,695	183,912
Investment in affiliates	398	10,161
Goodwill	452,660	453,140
Other non-current assets	7,354	12,196

Total assets	1,472,125	1,558,266

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	9,865	8,149
Accrued payroll and welfare expenses	31,420	37,853
Income tax payable	38,226	43,103
Other tax payable	12,072	14,765
Amounts due to related parties	1,050	5,155
Advance from property buyers	6,587	7,619
Deferred revenue	3,803	7,973
Other current liabilities	12,125	16,309

Total current liabilities	115,148	140,926
Deferred tax liabilities	42,327	40,152
Other non-current liabilities	1,331	1,375

Total liabilities	158,806	182,453

Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 80,145,869 and 80,752,526 shares issued and outstanding, as of December 31, 2009 and 2010, respectively	80	81
Additional paid-in capital	656,593	672,621
Subscription receivables	—	(65)
Retained earnings	184,749	200,823
Accumulated other comprehensive income	16,344	26,813

Total E-House equity	857,766	900,273
Non-controlling interests	455,553	475,540

Total equity	1,313,319	1,375,813

TOTAL LIABILITIES AND EQUITY	1,472,125	1,558,266

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2009	2010	2009	2010

Revenues	117,089	125,218	299,538	356,526
Cost of revenues	(28,476)	(35,266)	(70,343)	(104,847)
Selling, general and administrative expenses	(52,749)	(65,388)	(125,721)	(198,425)
Gain from settlement of pre-existing relationship	2,101	—	2,101	—

Income from operations	37,965	24,564	105,575	53,254

Interest expense	—	—	(216)	—
Interest income	465	685	1,039	2,808
Other income/(loss), net	474	(448)	8,781	5,589

Income before taxes and equity in affiliates	38,904	24,801	115,179	61,651
Income tax expense	(5,169)	(7,372)	(19,925)	(12,696)

Income before equity in affiliates	33,735	17,429	95,254	48,955
Income/(loss) from equity in affiliates	21,653	(156)	22,128	(279)

Net income	55,388	17,273	117,382	48,676

Less: Net income attributable to non-controlling interests	16,436	4,350	17,104	12,521

Net income attributable to E-House shareholders	38,952	12,923	100,278	36,155

Earnings per share:
Basic	0.49	0.16	1.26	0.45
Diluted	0.49	0.16	1.25	0.44
Shares used in computation:
Basic	79,839,545	80,475,907	79,643,079	80,287,171
Diluted	81,091,061	81,729,428	80,456,210	81,302,622
Notes
Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.6227 on December 31, 2010 and USD1 = RMB6.6727 for the three months ended December 31, 2010.

E-HOUSE (CHINA) HOLDINGS LIMITED
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Year ended
	December 31,		December 31,
	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income from operations	37,965	24,564	105,575	53,254
Share-based compensation expense	5,923	6,949	11,921	27,006
Amortization of intangible assets resulting from business acquisitions	5,315	5,242	6,157	20,914
Gain from settlement of pre-existing relationship	(2,101)	—	(2,101)	—

Non-GAAP income from operations[2]	47,102	36,755	121,552	101,174

GAAP net income	55,388	17,273	117,382	48,676
Share-based compensation expense (net of tax)	5,923	6,949	11,921	27,006
Amortization of intangible assets resulting from business acquisitions (net of tax)	5,241	4,555	5,873	18,177
Gain relating to the acquisition of the online real estate services segment (net of tax)	(21,453)	—	(21,453)	—
Gain from settlement of pre-existing relationship (net of tax)	(2,101)	—	(2,101)	—

Non-GAAP net income[3]	42,998	28,777	111,622	93,859

Net income attributable to E-House shareholders	38,952	12,923	100,278	36,155
Share-based compensation expense (net of tax and non-controlling interests)	4,188	5,557	10,186	19,987
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,740	2,439	3,372	9,633
Gain relating to the acquisition of the online real estate services segment (net of tax and non-controlling interests)	(10,736)	—	(10,736)	—
Gain from settlement of pre-existing relationship (net of tax and non-controlling interests)	(1,051)	—	(1,051)	—

Non-GAAP net income attributable to E-House shareholders	34,093	20,919	102,049	65,775

GAAP net income per ADS — basic	0.49	0.16	1.26	0.45

GAAP net income per ADS — diluted	0.49	0.16	1.25	0.44

Non-GAAP net income per ADS — basic	0.43	0.26	1.28	0.82

Non-GAAP net income per ADS — diluted	0.42	0.25	1.26	0.80

Shares used in calculating basic GAAP /Non-GAAP net income attributable to shareholders per ADS	79,839,545	80,475,907	79,643,079	80,287,171

Shares used in calculating diluted GAAP / Non-GAAP net income attributable to shareholders per ADS	81,091,061	81,729,428	80,456,210	81,302,622

[2]	Non-GAAP income from operations includes $4,778 and $14,392 attributable to CRIC’s online segment for full year 2009 and 2010, respectively.

[3]	Non-GAAP net income includes $5,764 and $12,597 attributable to CRIC’s online segment for full year 2009 and 2010, respectively.

E-HOUSE (CHINA) HOLDINGS LIMITED
SELECTED OPERATING DATA

	Three months ended		Year ended
	December 31,		December 31,
	2009	2010	2009	2010
Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	3,681	4,221	11,098	11,935
Total value of new properties sold (millions of RMB)	27,173	40,563	86,975	106,176
Total value of new properties sold (millions of $)	3,979	6,091	12,732	15,791